Exhibit 99.1

Vermilion Energy Inc. Announces Closing of Acquisition of Spartan Energy Corp. and Credit Facility Extension and Increase

CALGARY, May 28, 2018 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We" or "Our") (TSX, NYSE: VET) is pleased to announce that we have closed the acquisition of Spartan Energy Corp. ("Spartan") for total consideration of $1.40 billion, comprised of $1.23 billion in Vermilion shares (valued at closing price prior to announcement) plus the assumption of approximately $175 million in debt, pursuant to the terms of the previously announced arrangement agreement (the "Arrangement").

Under the terms of the Arrangement, Vermilion acquired all of the issued and outstanding common shares of Spartan on the basis of 0.1476 of a Vermilion share for each Spartan common share, resulting in the issuance of 27.9 million Vermilion common shares (the "Acquisition").

The Spartan common shares will be delisted from the TSX in approximately 2 or 3 trading days.  The Vermilion shares issued to the former holders of Spartan common shares pursuant to the Arrangement will be listed on the TSX and NYSE under the symbol "VET".

The Spartan assets are comprised of high-netback, light oil producing properties covering approximately 480,000 net acres of land (80% average working interest), including 400,000 net acres in southeast Saskatchewan with multi-zone potential.  In addition, the Acquisition includes approximately 80,000 net acres of land in other areas of Saskatchewan, Alberta and Manitoba.  Production from the assets is projected to be approximately 23,000 boe/d (91% oil) during 2018.  The Acquisition also includes ownership and control of producing infrastructure that are synergistic with our existing assets, as well as significant 2D and 3D seismic data.  Under the current commodity strip, we expect the assets to generate cash flow in excess of capital requirements for continued growth plus the incremental gross dividends associated with the new shares issued.

We look forward to integrating Spartan employees into our organization, and believe our combined enterprise will have the operating, technical and financial capability to maximize the value of our combined southeast Saskatchewan assets.

Credit Facility Extension and Increase

We have negotiated an extension of our revolving credit facility with our syndicate of lenders to May 31, 2022.  We elected to increase the total facility amount to $1.6 billion from $1.4 billion, maintaining roughly the same unutilized capacity as before the Acquisition.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia.  Our business model emphasizes organic production growth augmented with value-adding acquisitions, along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia.  Vermilion currently holds an 18.5% working interest in the Corrib gas field in Ireland.  Vermilion pays a monthly dividend of Canadian $0.23 per share, which provides a current yield of approximately 6.0%.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, the Netherlands and Germany.  In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 6.5% of our fully diluted shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered over 20 years of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this press release may constitute forward-looking statements under applicable securities legislation.  Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this press release may include, but are not limited to:

•	the estimate of 2018 annualized production per day from the Spartan assets;
•	expectations regarding the cash flow generation from the Spartan assets;
•	development plans and strategic objectives;
•	expectations regarding the operating, technical and financial capability of our combined southeast Saskatchewan asset; and
•	projected liquidity requirements.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan or realize anticipated synergies or cost savings from the Acquisition;
•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
•	risks and uncertainties involving geology of oil and natural gas deposits;
•	risks inherent in Vermilion's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to proposed acquisitions (including the Acquisition), exploration or development projects or capital expenditures;
•	Vermilion's ability to enter into or renew leases;
•	fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of Vermilion to add production and reserves through development and exploration activities;
•	general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
•	other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

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SOURCE Vermilion Energy Inc.

View original content with multimedia: http://www.newswire.ca/en/releases/archive/May2018/28/c7195.html

%CIK: 0001293135

For further information: Anthony Marino, President & CEO; Michael Kaluza, Executive VP & COO; Lars Glemser, VP & CFO; and/or Kyle Preston, Director Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 09:34e 28-MAY-18